SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 3
to
SCHEDULE TO

Tender Offer Statement
under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

DOV Pharmaceutical, Inc.

(Name of Subject Company (issuer))

DOV Pharmaceutical, Inc.

(Names of Filing Persons (identifying status as offeror, issuer or other person))

2.50% Convertible Subordinated Debentures Due 2025

(Title of Class of debentures)

259858AA6 and 259858AB4
(CUSIP Number of Class of debentures)

Barbara Duncan
Chief Executive Officer
DOV Pharmaceutical, Inc.
150 Pierce Street
Somerset, New Jersey 08873
(732) 907-3600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Scott F. Duggan
Goodwin Procter LLP
53 State Street
Boston, MA 02109
(617) 570 - 1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$70,875,000	$7,583.63

*
For purposes of calculating amount of filing fee only. The transaction valuation upon which the filing fee was based was calculated as follows: The purchase price of the 2.50% Convertible Subordinated Debentures Due 2025, as described herein, is $1,012.50 per $1,000 principal amount at maturity outstanding assuming (i) a payment in cash of $212.50 plus (ii) an assumed $800.00 aggregate liquidation preference of the preferred stock. As of January 26, 2006, there was $70,000,000 aggregate principal amount at maturity outstanding.

**	The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $107.00 per $1,000,000 of the value of the transaction.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $7,583.63
Form or Registration No.:SC TO-I
Filing Party: DOV Pharmaceutical, Inc.
Date Filed: January 29, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.
☒ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

This Amendment No. 3 amends and supplements the Schedule TO initially filed by DOV Pharmaceutical, Inc., a Delaware corporation (the “Company”), on January 29, 2007 (as amended and supplemented, the “Schedule TO”), pursuant to Rule 13e-4 of the Securities Exchange Act of 1934. The Schedule TO relates to the Company’s offer to exchange (the “Exchange Offer”) a cash payment plus either (i) shares of new series C convertible preferred stock, par value $1.00 per share and liquidation preference of $100 per share, or (ii) shares of new series D convertible preferred stock, par value $1.00 per share and no initial stated liquidation preference, for any and all of its outstanding 2.50% Convertible Subordinated Debentures due 2025 (the “Debentures”), upon the terms and subject to the conditions set forth in the Company’s offer to exchange, dated January 29, 2007 (the “Offer to Exchange”), and in the related Exchange Offer materials which were previously filed as Exhibits (a)(1)(B) to (a)(1)(E) to this Schedule TO (which Offer to Exchange and related Exchange Offer materials, as amended or supplemented from time to time, collectively constitute the “Offer Materials”).

The information in the Offer Materials is incorporated in this Amendment No. 3 by reference to all the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 12. Material to be Filed as Exhibits

Item 12 of the Schedule TO is hereby amended by adding the following:

(a)(5)(B) Press Release issued by the Company on March 6, 2007.

The Offer to Exchange is hereby amended as follows:

The Offer to Exchange is extended to and will expire at 5:00 p.m., New York City time, on March 7, 2007, unless the Exchange Offer is extended by us with the consent of the holders of a majority in outstanding principal amount of the Debentures.

The Letter of Transmittal, Notice of Guaranteed Delivery, Notice of Withdrawal, Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees and Letter to Holders are each hereby amended as follows:

The Offer to Exchange is extended to and will expire at 5:00 p.m., New York City time, on March 7, 2007, unless the Exchange Offer is extended by us with the consent of the holders of a majority in outstanding principal amount of the Debentures.

Explanatory Note

The following items do not alter the documents distributed in hard copy or electronically to holders of Debentures but instead are intended to clarify the location of information contained in previous amendments to this Schedule TO to address a discrepancy caused by a mechanical error in the pagination of the Offer to Exchange and Letter of Transmittal between the Offer to Exchange and Letter of Transmittal distributed in hard copy and electronically to holders of Debentures to the Offer to Exchange and Letter of Transmittal filed with the Securities Exchange Commission (“SEC”) by the Company and posted and made available on the SEC’s website at www.sec.gov.

Offer to Exchange: Starting on page 41 of the Offer to Exchange, the page numbers of the Offer to Exchange distributed in hard copy and electronically to the holders of Debentures are different than the page numbers of the Offer to Exchange available on the SEC’s website at www.sec.gov. We have amended and restated the amendments to the Offer to Exchange below from Amendment No. 1 to the Schedule TO and Amendment No. 2 to the Schedule solely to add the parenthetical referencing in italicized text the page number in the Offer to Exchange available on the SEC website at www.sec.gov. For convenience, we have referenced in bold-faced, italicized text which amendment to the Schedule TO is amended and restated and which portion of the amendment is amended and restated.

1.
Amendment No. 1 to Schedule TO, “The Offer to Exchange is hereby amended as follows,” Portion of change Number 1: The third paragraph on page 45 (page 44 of the Offer to Exchange available on the SEC website at www.sec.gov) under the subheading “Financial Projections” is amended by deleting such paragraph in its entirety and replacing it with the following:

“The inclusion of the projections in this Offer to Exchange should not be regarded as an indication that we, our board of directors, or any of our financial advisors considered or consider the projections to be a reliable prediction of future events, and the projections should not be relied upon as such. Since we do not, as a matter of course, publicly disclose projections as to future revenues or earnings, and the projections were only included in this Offer to Exchange because such information was made available to the Bondholders’ Committee, neither we, our board of directors or our financial advisors intends to update or otherwise revise the projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error or to otherwise have changed.”

2.
Amendment No. 1 to Schedule TO, “The Offer to Exchange is hereby amended as follows,” Portion of change Number 4: The first paragraph on page 53 (page 52 of the Offer to Exchange available on the SEC website at www.sec.gov) under the subheading “Right of Withdrawal” is hereby amended by deleting such paragraph in its entirety and replacing it with the following:

“Debentures tendered for exchange may be withdrawn at any time before 5:00 p.m., New York City time, on March 5, 2007. In addition, if we have not agreed to accept your Debentures for exchange, you can withdraw them at any time after the expiration of 40 business days from the commencement of the tender offer. In order to withdraw Debentures, holders must either comply with DTC’s withdrawal procedures or deliver to the Exchange Agent written notice containing:”

3.
Amendment No. 2 to Schedule TO, “The Offer to Exchange is hereby amended as follows,” Portion of change Number 1: The section “THE EXCHANGE OFFER” on page 55 (page 54 of the Offer to Exchange available on the SEC website at www.sec.gov) is hereby amended by adding the following subsection after the subsection entitled “Conditions to the Completion of the Exchange Offer”:

“Source and Amount of Funds

The total amount of cash required to complete the Exchange Offer is up to $16.9 million, consisting of up to $14.9 million to be paid in the Exchange Offer if holders of all of the Debentures tender their Debentures in the Exchange Offer, and fees and expenses incurred in connection with the Exchange Offer that are estimated to be $2.0 million.

We intend to fund the cash necessary to complete the Exchange Offer through cash that we have on hand and which is set forth on our balance sheet. We currently have sufficient funds on hand to complete the Exchange Offer. No other sources of funds will be used to fund the cash portion of the consideration to be paid in the Exchange Offer. The cash payment is unconditional upon satisfaction of the conditions of the Exchange Offer. There are no alternative financing arrangements or alternative financing plans in the event that we are unable to use our cash on hand, which is our primary financing plan for the cash portion of the consideration to be paid in the Exchange Offer.”

4.
Amendment No. 2 to Schedule TO, “The Offer to Exchange is hereby amended as follows,” Change Number 4: The bullet points on page 57 (page 56 of the Offer to Exchange available on the SEC website at www.sec.gov) under the heading “Interests of Directors, Officers and Affiliates of DOV Pharmaceutical in the Debentures” are hereby amended by deleting such bullet points in their entirety and replacing them with the following:

“Neither the Company nor any of our affiliates, subsidiaries, directors or executive officers have any beneficial interest in the Debentures. None of the officers or directors of our subsidiaries have any beneficial interest in the Debentures. We will not purchase any Debentures from such persons and, since January 1, 2007, neither the Company nor any of our executive officers, directors or affiliates has engaged in any transactions in the Debentures.”

5.
Amendment No. 1 to Schedule TO, “The Offer to Exchange is hereby amended as follows,” Change Number 6: The heading on the top of page 97 (page 96 of the Offer to Exchange available on the SEC website at www.sec.gov) is hereby amended by deleting such heading in its entirety and replacing it with the following:

“MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES”

6.
Amendment No. 2 to Schedule TO, “The Offer to Exchange is hereby amended as follows,” Change Number 5: The first full paragraph on page 97 (page 96 of the Offer to Exchange available on the SEC website at www.sec.gov) under the heading “Material United States Federal Income Tax Consequences, is hereby deleted in its entirety.

7.
Amendment No. 1 to Schedule TO, “The Offer to Exchange is hereby amended as follows,” Change Number 8: The second full paragraph on page 97 (page 96 of the Offer to Exchange available on the SEC website at www.sec.gov) under the heading “Material United States Federal Income Tax Consequences, is hereby amended by deleting such paragraph in its entirety and replacing it with the following:

“The following discussion is a summary of the material U.S. federal income tax considerations relating to the exchange of Debentures for cash and either shares of the new series C convertible preferred stock or the alternative series D convertible preferred stock and cash pursuant to the Exchange Offer. This description does not purport to be a complete analysis of all potential tax effects of the Exchange Offer. No rulings or determinations of the Internal Revenue Service (“IRS”) or any other tax authorities have been, nor is it expected that any will be, sought with respect to the tax consequences of the restructuring transactions, and the discussion below is not binding upon the IRS or such other authorities. Accordingly, no assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any discussed herein.”

8.
Amendment No. 1 to Schedule TO, “The Offer to Exchange is hereby amended as follows,” Portion of change Number 9: The last sentence in italics in the fourth full paragraph on page 99 (page 98 of the Offer to Exchange available on the SEC website at www.sec.gov) under the subheading “Consequences of Exchange Offer to Exchanging Holders” is hereby amended by deleting such sentence in its entirety and replacing it with the following:

“All holders of Debentures should consult their tax advisors regarding the appropriate status of the Debentures and the tax consequences to such holders of exchanging their Debentures in the Exchange Offer for federal income tax purposes based on such holders’ particular circumstances.”

9.
Amendment No. 1 to Schedule TO, “The Offer to Exchange is hereby amended as follows,” Portion of change Number 9: The last sentence in the first full paragraph on page 103 (page 102 of the Offer to Exchange available on the SEC website at www.sec.gov) under the subheading “Information Reporting and Backup Withholding; Reportable Transactions” is hereby amended by deleting such sentence in its entirety and replacing it with the following:

“Holders of Debentures should consult their tax advisors regarding these regulations and whether the Exchange Offer or a subsequent sale would be subject to these regulations and require disclosure on the holders’ tax returns and the penalty consequences of failure to comply.”

10.
Amendment No. 1 to Schedule TO, “The Offer to Exchange is hereby amended as follows,” Change Number 10: The first full paragraph on page 105 (page 104 of the Offer to Exchange available on the SEC website at www.sec.gov) under the heading “Where to Find Additional Information” is hereby amended by deleting such paragraph in its entirety and replacing it with the following:

“We are subject to the reporting and other informational requirements of the Exchange Act and, in accordance therewith, file annual, quarterly and special reports, proxy statements and other information with the SEC. You can read and copy any materials we file with the SEC at the SEC’s public reference room at Station Place, 100 F Street, N.E., Washington, D.C. 20549. You can obtain information about the operation of the SEC’s public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.”

Letter of Transmittal: The page numbers of the Letter of Transmittal distributed in hard copy and electronically to the holders of Debentures are different than the page numbers of the Letter of Transmittal available on the SEC’s website at www.sec.gov. We have amended and restated the amendments to the Letter of Transmittal below from Amendment No. 1 to the Schedule TO and Amendment No. 2 to the Schedule solely to add the parenthetical referencing in italicized text the page number in the Letter of Transmittal posted on the SEC website at www.sec.gov.

1.
Amendment No. 2 to Schedule TO, “The Letter of Transmittal is hereby amended as follows”: The last full paragraph on page 14 (page 12 of the Letter of Transmittal available on the SEC website at www.sec.gov) of the Letter of Transmittal is hereby deleted in its entirety.

2.
Amendment No. 1 to Schedule TO, “The Letter of Transmittal is hereby amended as follows,” Second change: The last full paragraph on page 13 (page 12 of the Letter of Transmittal available on the SEC website at www.sec.gov) of the Letter of Transmittal is hereby amended by deleting such paragraph in its entirety and replacing it with the following:

“Non-U.S. holders should consult their tax advisors regarding the application of U.S. federal income tax withholding, including eligibility for a withholding tax reduction or exemption, and the refund procedure.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 6, 2007

DOV PHARMACEUTICAL, INC.

By:	/s/ Barbara Duncan
Name: Barbara Duncan
Title: Chief Executive Officer

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(5)(B)	Press Release issued by the Company on March 6, 2007.